Exhibit 11
POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE SIX MONTHS ENDED JUNE 30

	2009	2008

A Net income as reported, Canadian GAAP ($ millions)	495.4	1,471.1
B Items adjusting net income ($ millions)	(1.1)	(27.4)
C Net income, US GAAP ($ millions)	494.3	1,443.7
D Weighted average number of shares outstanding	295,338,000	313,138,000
E Net additional shares issuable for diluted earnings per share calculation (Canadian GAAP)	8,398,000	10,578,000
F Net additional shares issuable for diluted earnings per share calculation (US GAAP)	8,398,000	10,572,000

CANADIAN GAAP
Basic earnings per share (A/D)	1.68	4.70
Diluted earnings per share (A/(D+E))	1.63	4.54

UNITED STATES GAAP
Basic earnings per share (C/D)	1.67	4.61
Diluted earnings per share (C/(D+F))	1.63	4.46